NEWS RELEASE 08-12	APRIL 9, 2008

FRONTEER ANNOUNCES CONFERENCE CALL ON 2008 GOLD EXPLORATION PROGRAM

Fronteer Development Group Inc. ("Fronteer" or “Company”) (FRG –TSX/AMEX) announces it will hold a conference call with Company President and CEO Dr. Mark O’Dea, on Monday, April 14, at 10:00 – 10:45 a.m (Eastern) to provide details on its 2008 gold exploration/development program and Company investments.

Fronteer is a gold-focused exploration/development company with an extensive pipeline of gold projects in Nevada and northwestern Turkey, including a full or partial interest in five growing gold deposits with NI 43-101 resource estimates (see March 25, 2008, press release, “Fronteer’s global exploration program aims to double gold resource base”). Fronteer also has a 42.3% interest in Aurora Energy Resources Inc. (TSX – AXU), a uranium exploration/development company.

Access to the conference call may be obtained by calling the operator at 1-866-321-6651 (Toll Free North America), or 1-416-642-5212 (International). It is recommended you phone 10 minutes prior to the scheduled start time. The confirmation code for the call is 7519341. An audio playback version of the call will be available for 7 days after the call at 1-888-203-1112 (Toll Free North America) or 1-647-436-0148 (International). The replay passcode is 7519341. The conference call will be question and answer format.

LIQUIDITY
Fronteer is not invested in any short term commercial paper or asset-backed securities. Fronteer has approximately C$98 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Director, Communications
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com